Exhibit 99.1

November 3, 2016

Press release

Turquoise Hill announces financial results and review of operations for the third quarter of 2016

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended September 30, 2016. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

●

Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.12 for open-pit operations and 0.26 for the underground project per 200,000 hours worked for the nine months ended September 30, 2016.

●	Good progress continued during Q3’16 on underground development, including ongoing contractor mobilization and the signing of an additional contract for the sinking of Shafts 2 and 5.

●	At the end of Q3’16, Oyu Tolgoi had spent $105.8 million on underground expansion capital and had commitments of more than $750 million.

●	On October 21, 2016, Turquoise Hill filed the updated Oyu Tolgoi Technical Report.

●	Oyu Tolgoi recorded revenue of $226.3 million in Q3’16, a decrease of 31.4% over Q2’16, primarily reflecting reduced gold sales as a result of lower gold production.

●	Turquoise Hill generated operating cash flow before interest and taxes of $24.0 million in Q3’16 reflecting the impact of reduced gold production and sales in concentrates.

●	For Q3’16, Turquoise Hill reported a net loss from continuing operations attributable to shareholders of $31.4 million.

●	In Q3’16, concentrator throughput declined 4.0% over Q2’16 due to planned maintenance and conveyor belt repairs.

●	Copper production in Q3’16 declined 9.9% over Q2’16, as a result of lower recovery from Phase 6 ore.

●	As expected, gold production in Q3’16 declined 47.1% over Q2’16 due to lower grades from the completion of mining Phase 2.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

●	For Q3’16, Oyu Tolgoi’s C1 cash costs were $1.56 per pound of copper and all-in sustaining costs were $2.00 per pound of copper.

●	Turquoise Hill’s cash and cash equivalents at September 30, 2016 were approximately $1.4 billion.

●

Turquoise Hill Chair Jill Gardiner has decided to retire from the Company’s Board effective December 31, 2016. Independent director Peter Gillin has been appointed as Chair of the Board of Directors effective January 1, 2017.

FINANCIAL RESULTS

In Q3’16, the Company recorded net loss attributable to owners of Turquoise Hill of $31.4 million ($0.02 loss per share) compared with net income of $21.2 million ($0.01 earnings per share) in Q3’15, a decrease of $52.6 million. Operating cash flows before interest and taxes in Q3’16 were $24.0 million compared with $171.7 million in Q3’15, primarily reflecting the impact of reduced gold production and sales in concentrates. Capital expenditure on property, plant and equipment was $74.4 million on a cash basis in Q3’16, attributed to both underground project and open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at September 30, 2016 were approximately $1.4 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, was constructed to process ore mined from the Oyut open pit. Long-term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC on May 5, 2016.

During Q3’16, the Oyu Tolgoi LLC Board of Directors appointed Armando Torres as Managing Director Oyu Tolgoi and Stephen Jones as Acting CEO Oyu Tolgoi. Mr. Torres will provide strategic management to Oyu Tolgoi.

Underground development progress

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1. Approximately 65 kilometres of lateral development is expected to be complete by the first draw bell in mid-2020. A total of approximately 200 kilometres of lateral development are planned over the life of Hugo North Lift 1. The following table outlines the shafts planned for underground development.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2016	Expected 2017	Expected 2021	Expected 2021
Remaining	Complete	~100 metres	~1,000 metres	Not started	Not started

Good progress continued during Q3’16 on underground development, including ongoing contractor mobilization. At the end of Q3’16, Oyu Tolgoi had spent $105.8 million on underground expansion capital and had commitments of more than $750 million. For 2016, Oyu Tolgoi is expected to spend approximately $200 million on underground expansion capital. During Q3’16, work began for Shaft 5 sinking and the convey-to-surface box cut excavation while construction of critical on-site facilities continued. Oyu Tolgoi recently signed an additional underground mining and support services contract with Dayan Contract Mining, a joint venture between Hasu Megawatt and Redpath, for the sinking of Shafts 2 and 5. At the end of Q3’16, the underground workforce was approximately 1,600 people and is expected to reach 2,400 people by the end of 2016.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At September 30, 2016, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $2.9 billion, including accrued interest of $50.5 million. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of September 30, 2016, the cumulative amount of such funding was $751.1 million, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $284.0 million.

Q3’16 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.12 for open-pit operations and 0.26 for the underground project per 200,000 hours worked for the nine months ended September 30, 2016.

Key financial metrics for Q3’16 are as follows:

Oyu Tolgoi Key Financial Metrics1.

($ in millions, unless otherwise noted)	3Q 2015	4Q 2015	1Q4. 2016	2Q 2016	3Q 2016	9 Months 2015	9 Months 2016	Full Year 2015

Revenue	431.7	355.6	422.7	329.7	226.3	1,279.2	978.7	1,634.8
Concentrates sold (‘000 tonnes)	226.0	236.2	213.1	227.4	206.2	583.5	646.7	819.8
Revenue by metals in concentrates
Copper	224.5	194.6	202.0	207.9	174.2	635.0	584.1	829.6
Gold	202.8	156.4	216.2	115.1	45.8	632.5	377.1	788.9
Silver	4.4	4.6	4.5	6.7	6.3	11.6	17.6	16.2
Cost of sales2.	252.2	239.2	207.9	237.1	232.5	735.8	677.5	975.0
Production and delivery costs	159.4	149.7	125.9	141.2	134.3	480.7	401.4	630.4
Depreciation and depletion	92.8	89.6	82.0	95.9	88.5	254.9	266.4	344.5
Capital expenditure on cash basis	29.3	27.5	55.9	53.3	74.4	88.7	183.6	116.2
Royalties	24.1	25.0	22.7	18.5	13.9	95.8	55.1	120.8
Operating cash costs3.	222.5	236.6	196.6	215.5	187.8	726.1	599.9	962.6
Unit costs ($ per pound of copper)3.
C1	0.40	0.88	0.06	1.12	1.56	0.45	0.86	0.57
All-in sustaining	1.52	1.56	0.66	1.55	2.00	1.29	1.36	1.37

1.	Any financial information in this press release should be reviewed in consultation with the Company‘s unaudited condensed interim consolidated financial statements.
2.	Cost of sales for Q3’16 includes a $9.7 million charge against the carrying value of copper-gold concentrate.
3.	Please refer to NON-GAAP MEASURES of this press release for reconciliation of these metrics, including total operating cash costs, to the financial statements.
4.	Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $226.3 million in Q3’16 decreased 31.4% over Q2’16 primarily reflecting reduced gold sales as a result of lower gold production.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. Q3’16 cost of sales were $232.5 million (Q3’15: $252.2 million) reflecting lower production volumes partially offset by higher unit cost of production due to lower gold head grades and lower recovery as expected from the completion of mining Phase 2.

Capital expenditure, on a cash basis, for Q3’16 was $74.4 million (Q3’15: $29.3 million), comprising amounts attributed to the underground project and open-pit activities of $46.7 million and $27.7 million, respectively. Open-pit capital expenditure includes the tailings storage facility and deferred stripping.

Total operating cash costs at Oyu Tolgoi in Q3’16 were $187.8 million. The 5% royalty payable to the Government of Mongolia is reflected as a cash operating expense; deferred stripping costs are not included in operating cash costs.

Oyu Tolgoi’s C1 costs in Q3’16 were $1.56 per pound, compared with $1.12 per pound in Q2’16. The increase was mainly due to lower gold sales, combined with lower production reflecting lower grades from reduced mining in Phase 2.

All-in sustaining costs in Q3’16 were $2.00 per pound, compared with $1.55 per pound in Q2’16. The increase was mainly due to lower gold revenues and the impact of reduced copper production.

Key operational metrics for Q3’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 months 2015	9 months 2016	Full Year 2015

Open pit material mined (‘000 tonnes)	23,969	23,708	22,867	22,716	25,739	68,063	71,322	91,771
Ore treated (‘000 tonnes)	8,632	9,369	9,662	9,525	9,146	25,168	28,333	34,537
Average mill head grades:
Copper (%)	0.75	0.69	0.70	0.64	0.66	0.66	0.67	0.67
Gold (g/t)	0.56	0.92	0.63	0.33	0.21	0.73	0.39	0.78
Silver (g/t)	1.90	1.67	1.92	1.92	1.99	1.52	1.95	1.56
Concentrates produced (‘000 tonnes)	210.3	231.8	229.5	207.1	203.2	556.7	639.8	788.5
Average concentrate grade (% Cu)	26.6	24.7	25.1	24.9	22.9	26.0	24.4	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	56.0	57.3	57.6	51.7	46.6	144.9	155.9	202.2
Gold (‘000 ounces)	123	207	144	70	37	446	251	653
Silver (‘000 ounces)	388	355	395	391	361	869	1,147	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	58.2	54.7	51.2	54.4	45.7	146.5	151.3	201.3
Gold (‘000 ounces)	200	160	175	95	38	577	307	737
Silver (‘000 ounces)	334	360	305	395	341	798	1,041	1,158
Metal recovery (%)
Copper	86.4	88.4	85.6	83.3	78.0	87.3	82.4	87.6
Gold	76.4	74.2	72.2	69.3	62.0	74.4	69.7	74.4
Silver	73.0	70.8	66.4	65.9	61.7	69.6	64.7	69.9

Oyu Tolgoi performed as expected during Q3’16 as open-pit operations focused on Phases 3 and 6 after the high-gold Phase 2 was nearly complete in Q2’16. Oyu Tolgoi set an all-time high in Q3’16 for quarterly material mined of more than 25 million tonnes. This record includes stripping for Phase 4, which is the next area of high-grade ore. In Q3’16, concentrator throughput declined 4.0% over Q2’16 due to planned maintenance and conveyor belt repairs. Copper production in Q3’16 declined 9.9% over Q2’16, as a result of lower recovery from Phase 6 ore. As expected, gold production in Q3’16 declined 47.1% over Q2’16 due to lower grades from the completion of mining Phase 2.

In Q3’16, Oyu Tolgoi completed trial deliveries to a new Chinese smelter and agreed a Memorandum of Understanding with Japanese smelters to cooperate further on concentrate supply.

Operational outlook

The Company expects to achieve the higher end of its annual guidance, which anticipates Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates and 255,000 to 285,000 ounces of gold in concentrates for 2016.

Sales contracts have been agreed for 100% of Oyu Tolgoi’s expected 2016 and 2017 concentrate production.

Updated technical report

On October 21, 2016, Turquoise Hill filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to the Oyu Tolgoi Project (the “Project”). Prepared by OreWin Pty Ltd, the 2016 Oyu Tolgoi Technical Report (2016 OTTR), updates the Oyu Tolgoi Technical Report dated September 20, 2014 (2014 OTTR). On May 5, 2016, Turquoise Hill announced that the 2016 Oyu Tolgoi Feasibility Study (OTFS16) had been finalized and presented to the Board of Directors of Oyu Tolgoi LLC. The 2016 OTTR updates the 2014 Reserve Case to the 2016 Reserves Case based on OTFS16 and includes four Preliminary Economic Assessments with regard to the Oyu Tolgoi resources.

Highlights of the 2016 OTTR Reserves Case compared to the 2014 OTTR are as follows:

●	Reserves and resources have only changed to the extent of mining depletion from open-pit operations.
●	Assumes a January 1, 2017 start date for production schedules and accommodates for the delayed mid-2016 underground project restart.
●	Assumes processing of 1.4 billion tonnes of ore, mined from the Oyut open pit and the first lift in the Hugo North underground block cave.
●	Plant capacity remains at an average production rate of 40 million tonnes per annum (Mt/a).
●	Underground mine remains at targeted full production rate of 95,000 tonnes per day.
●	Updates to expansion capital and Net Present Value (NPV) range analysis.

For a more complete summary of production and financial results for the 2016 Reserves Case and a description of the Alternative Production Cases, please refer to the 2016 OTTR filed on October 21, 2016 under the Company’s profile on SEDAR at www.sedar.com.

The 2016 OTTR updated mineral reserves are provided in Table 1.

Table 1: Oyu Tolgoi Mineral Reserves 2016

Deposit by Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Oyut Mineral Reserve
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	598	0.39	0.23	1.11	4,058	3,103	15,977
Oyut Total (Proven and Probable) Mineral Reserve	951	0.45	0.28	1.22	7,325	5,878	27,814
Hugo North Mineral Reserve
Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591
Hugo North Total (Probable) Mineral Reserve	499	1.66	0.35	3.40	16,713	4,717	47,070
Oyu Tolgoi Mineral Reserve
Proven	353	0.54	0.35	1.40	3,266	2,775	11,837
Probable	1,097	0.97	0.29	2.15	20,771	7,820	63,047
Total Mineral Reserve	1,450	0.86	0.30	1.97	24,037	10,595	74,884

Notes:

1.	Metal prices used for calculating the financial analysis are as follows: long-term copper at $3.00/lb; gold at $1,300/oz; and silver at $19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
2.	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.
3.	The Net Smelter Return (NSR) is used to define the Mineral Reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in $/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.
4.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.
5.	The Oyut open pit Mineral Reserves are the Mineral Reserves in the pit at the effective date of December 31, 2015. The Mineral Reserves do not include stockpiles as at that date.
6.	For Oyut, only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
7.	For Hugo North, Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.	EJV is the Entrée–OT LLC Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.
9.	The Mineral Reserves reported above were not additive to the Mineral Resources.
10.	Totals may not match due to rounding.
11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Disclosure of a scientific or technical nature in respect of the 2016 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

CORPORATE ACTIVITIES

Disposal of SouthGobi Resources shares

On September 22, 2016, the Company announced it had disposed of 375,000 common shares of SouthGobi Resources Ltd. (SouthGobi) and beneficially owned or controlled less than 10% of SouthGobi’s issued and outstanding common shares. On October 12, 2016, the Company completed the sale of its remaining stake in SouthGobi.

Board changes

Jill Gardiner has decided to retire from the Board of Directors of the Company effective December 31, 2016. Ms. Gardiner joined the Board in May 2012 and was appointed Chair January 1, 2015. During her tenure as Chair, a number of significant milestones in unlocking the value of the Oyu Tolgoi mine were achieved including the signing of the Underground Development Plan with the Government of Mongolia, the signing and drawdown of the $4.4 billion project finance facility and recommencement of the underground development. The Board would like to thank Ms. Gardiner for her focus, dedication and commitment.

Independent director Peter Gillin, who has served as a director of Turquoise Hill since May 2012, has been appointed Chair effective January 1, 2017. Mr. Gillin has extensive experience both in the resources sector and as a corporate director.

The Board of Directors will commence a process to appoint a suitable replacement to fill the vacancy created by Ms. Gardiner’s departure.

NON-GAAP MEASURES

The Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with a greater understanding of performance and operations at Oyu Tolgoi.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with useful information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these products.

Turquoise Hill’s principal metal product is copper and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2016	June 30, 2016	September 30, 2016	September 30, 2015
Production and delivery	134,279	141,231	401,466	480,765
Change in inventory	(27,584)	(20,680)	(45,891)	(36,626)
Other operating expenses	75,871	90,454	243,202	339,330
Less:
- Impairment / write-down of inventory	(1,512)	(8,431)	(23,420)	(67,203)
- Depreciation	(561)	(1,104)	(4,362)	(8,918)
Management services payment to Turquoise Hill	7,335	14,047	28,894	18,727

Operating cash costs	187,828	215,517	599,889	726,075
Operating cash costs: $/lb of copper produced	1.83	1.89	1.75	2.27
Adjustments to operating cash costs*	24,180	33,491	89,712	62,616
Less: Gold and silver revenues	(52,163)	(121,819)	(394,683)	(644,113)

C1 costs ($‘000)	159,845	127,189	294,918	144,578

C1 costs: $/lb of copper produced	1.56	1.12	0.86	0.45

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,836	4,095	13,495	12,198
Asset retirement expense	1,372	1,429	4,292	3,852
Royalty expenses	13,887	18,493	55,083	95,781
Non-current stockpile and stores write-down (reversal)	1,512	8,431	23,420	67,203
Other expenses	2,771	2,531	5,655	4,003
Sustaining cash capital including deferred stripping	21,454	14,061	68,892	85,573

All-in sustaining costs ($‘000)	205,677	176,229	465,755	413,188

All-in sustaining costs: $/lb of copper produced	2.00	1.55	1.36	1.29

* Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in the MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30 2016	Jun-30 2016	Mar-31 2016	Dec-31 2015
Revenue
Copper-gold concentrate	$226.3	$329.7	$422.7	$355.6
Total revenue	$226.3	$329.7	$422.7	$355.6

Net income (loss) from continuing operations attributable to owners	$(31.4)	$29.8	$118.9	$179.7
Loss from discontinued operations attributable to owners	-	-	-	(8.7)
Net income (loss) attributable to owners of Turquoise Hill	$(31.4)	$29.8	$118.9	$171.0

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$(0.02)	$0.01	$0.06	$0.09
Discontinued operations	-	-	-	-
Total	$(0.02)	$0.01	$0.06	$0.09
Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$(0.02)	$0.01	$0.06	$0.09
Discontinued operations	-	-	-	-
Total	$(0.02)	$0.01	$0.06	$0.09

	Sep-30 2015	Jun-30 2015	Mar-31 2015	Dec-31 2014
Revenue
Copper-gold concentrate	$431.7	$421.3	$426.2	$670.6
Total revenue	$431.7	$421.3	$426.2	$670.6

Net income from continuing operations attributable to owners	$44.0	$49.9	$67.1	$144.2
Income (loss) from discontinued operations attributable to owners	(22.8)	(25.0)	29.1	(9.6)
Net income attributable to owners of Turquoise Hill	$21.2	$24.9	$96.2	$134.6

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.02	$0.03	$0.07
Discontinued operations	(0.01)	(0.01)	0.01	-
Total	$0.01	$0.01	$0.04	$0.07

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.02	$0.03	$0.07
Discontinued operations	(0.01)	(0.01)	0.01	-
Total	$0.01	$0.01	$0.04	$0.07

KEY STATISTICS1

	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 months 2015	9 months 2016	Full Year 2015

Operating results
Open pit material mined (‘000 tonnes)	23,969	23,708	22,867	22,716	25,739	68,063	71,322	91,771
Ore treated (‘000 tonnes)	8,632	9,369	9,662	9,525	9,146	25,168	28,333	34,537
Average mill head grades:
Copper (%)	0.75	0.69	0.70	0.64	0.66	0.66	0.67	0.67
Gold (g/t)	0.56	0.92	0.63	0.33	0.21	0.73	0.39	0.78
Silver (g/t)	1.90	1.67	1.92	1.92	1.99	1.52	1.95	1.56
Concentrates produced (‘000 tonnes)	210.3	231.8	229.5	207.1	203.2	556.7	639.8	788.5
Average concentrate grade (% Cu)	26.6	24.7	25.1	24.9	22.9	26.0	24.4	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	56.0	57.3	57.6	51.7	46.6	144.9	155.9	202.2
Gold (‘000 ounces)	123	207	144	70	37	446	251	653
Silver (‘000 ounces)	388	355	395	391	361	869	1,147	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	58.2	54.7	51.2	54.4	45.7	146.5	151.3	201.3
Gold (‘000 ounces)	200	160	175	95	38	577	307	737
Silver (‘000 ounces)	334	360	305	395	341	798	1,041	1,158
Metal recovery (%)
Copper	86.4	88.4	85.6	83.3	78.0	87.3	82.4	87.6
Gold	76.4	74.2	72.2	69.3	62.0	74.4	69.7	74.4
Silver	73.0	70.8	66.4	65.9	61.7	69.6	64.7	69.9

Financial results
Revenue ($’000,000)	431.7	355.6	422.7	329.7	226.3	1,279.2	978.7	1,634.8
Concentrates sold (‘000 tonnes)	226.0	235.7	213.1	227.4	206.2	583.5	646.7	819.8
Revenue by metals in concentrates ($’000,000)
Copper	224.5	194.6	202.0	207.9	174.2	635.0	584.1	829.6
Gold	202.8	156.4	216.2	115.1	45.8	632.5	377.1	788.9
Silver	4.4	4.6	4.5	6.7	6.3	11.6	17.6	16.2
Operating cash flow ($’000,000)	171.7	134.9	195.4	161.6	24.0	512.4	381.0	650.5
Cost of sales[2] ($’000,000)	252.2	239.3	207.9	237.1	232.5	735.8	677.5	975.1
Production and delivery costs	159.4	149.7	125.9	141.2	134.3	480.7	401.4	630.4
Depreciation and depletion	92.8	89.6	82.0	95.9	88.5	254.9	266.4	344.5
Capital expenditure on cash basis ($’000,000)	29.3	27.5	55.9	53.3	74.4	88.7	183.6	116.2
Royalties	24.1	25.0	22.7	18.5	13.9	95.8	55.1	120.8
Operating cash costs ($’000,000)[3]	222.5	236.7	196.6	215.5	187.8	726.1	599.9	962.6
Unit costs ($ per pound copper)[3,4]
C1	0.40	0.88	0.06	1.12	1.56	0.45	0.86	0.57
All-in sustaining	1.52	1.56	0.66	1.55	2.00	1.29	1.36	1.37

Financial position
Cash and cash equivalents ($’000,000)	1,310.4	1,343.9	1,482.2	1,478.5	1,436.5			1,343.9

1.	Any financial information in the press release should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.
2.	Cost of sales for Q316 includes a $9.7 million charge against the carrying value of copper-cold concentrate.
3.	Please refer to NON-GAAP MEASURES in this press release for reconciliation of these metrics, including total cash operating costs, to the financial statements.
4.	Non-GAAP measures for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2016	2015	2016	2015
Continuing operations
Revenue	4	$226,341	$431,701	$978,739	$1,279,119
Cost of sales	5	(232,490)	(252,172)	(677,533)	(735,701)
Gross margin		(6,149)	179,529	301,206	543,418

Operating expenses	6	(75,871)	(151,721)	(243,202)	(339,330)
Corporate administration expenses		(4,836)	(2,899)	(13,495)	(12,198)
Other income (expenses)	7	10,811	271	4,046	(44,278)
Income (loss) before finance items and taxes		(76,045)	25,180	48,555	147,612

Finance items
Finance income	8	38,132	1,003	54,906	2,214
Finance costs	8	(45,493)	(2,249)	(72,836)	(4,609)
		(7,361)	(1,246)	(17,930)	(2,395)
Income (loss) from continuing operations before taxes		(83,406)	23,934	30,625	145,217

Income and other taxes		5,611	(11,298)	(10,830)	(35,949)
Income (loss) from continuing operations		(77,795)	12,636	19,795	109,268

Discontinued operations
Income (loss) after tax from discontinued operations		-	(22,784)	-	10,866
Income (loss) for the period		$(77,795)	$(10,148)	$19,795	$120,134

Attributable to owners of Turquoise Hill Resources Ltd.		(31,401)	21,184	117,293	142,229
Attributable to owners of non-controlling interests		(46,394)	(31,332)	(97,498)	(22,095)
Income (loss) for the period		$(77,795)	$(10,148)	$19,795	$120,134

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$(31,401)	$43,968	$117,293	$160,998
Discontinued operations		-	(22,784)	-	(18,769)
		$(31,401)	$21,184	$117,293	$142,229

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$(0.02)	$0.02	$0.06	$0.08
Discontinued operations		-	(0.01)	-	(0.01)
Income (loss) for the period		$(0.02)	$0.01	$0.06	$0.07

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Income (loss) for the period	$(77,795)	$(10,148)	$19,795	$120,134

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	3,533	(2,114)	(182)	(8,932)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	257	140	2,369	9,136
Other comprehensive income (loss) for the period	$3,790	$(1,974)	$2,187	$204

Total comprehensive income (loss) for the period	$(74,005)	$(12,122)	$21,982	$120,338

Attributable to owners of Turquoise Hill	$(27,611)	$19,210	$119,480	$142,433
Attributable to owners of non-controlling interests	(46,394)	(31,332)	(97,498)	(22,095)
Total comprehensive income (loss) for the period	$(74,005)	$(12,122)	$21,982	$120,338

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2016	2015	2016	2015

Cash generated from operating activities before interest and tax	21	$23,953	$171,741	$381,009	$512,394

Interest received		5,887	816	9,281	1,461
Interest paid		-	(1,161)	(16,161)	(1,161)
Income and other taxes paid		(257)	(6,138)	(67,983)	(15,606)
Net cash generated from operating activities		29,583	165,258	306,146	497,088

Cash flows from investing activities
Loans to related party	13	-	-	(4,156,284)	-
Expenditures on property, plant and equipment		(74,380)	(29,231)	(183,602)	(88,678)
Proceeds from sale of discontinued operations		-	6,514	-	11,867
Proceeds from sale and redemption of financial assets		2,746	223	6,802	17,005
Proceeds from sales of mineral property rights and other assets		-	-	2,800	1,237
Other investing cash flows		149	656	222	1,645
Cash used in investing activities of continuing operations		(71,485)	(21,838)	(4,330,062)	(56,924)
Cash used in investing activities of discontinued operations		-	-	-	(114)
Cash used in investing activities		(71,485)	(21,838)	(4,330,062)	(57,038)

Cash flows from financing activities
Net proceeds from project finance facility	16	-	-	4,274,321	-
Payment of project finance fees		-	-	(158,999)	-
Issue of share capital	18	-	-	-	20
Cash from financing activities of continuing operations		-	-	4,115,322	20
Cash from financing activities of discontinued operations		-	-	-	3,500
Cash from financing activities		-	-	4,115,322	3,520

Effects of exchange rates on cash and cash equivalents		(57)	73	1,227	247
Net increase (decrease) in cash and cash equivalents		(41,959)	143,493	92,633	443,817

Cash and cash equivalents – beginning of period		$1,478,470	$1,166,867	$1,343,878	$866,543
Cash and cash equivalents – end of period		1,436,511	1,310,360	1,436,511	1,310,360
Cash and cash equivalents as presented on the statement of financial position		$1,436,511	$1,310,360	$1,436,511	$1,310,360

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2016	December 31, 2015

Current assets
Cash and cash equivalents	9	$1,436,511	$1,343,878
Inventories	10	240,361	321,409
Trade and other receivables	11	16,775	15,833
Prepaid expenses and other assets	12	9,692	53,375
Loans due from related party	13	849,247	-
		2,552,586	1,734,495
Non-current assets
Property, plant and equipment	14	6,312,066	6,319,983
Inventories	10	-	539
Deferred income tax assets		174,309	165,000
Loans due from related party, and other financial assets	13	3,319,737	20,078
		9,806,112	6,505,600
Total assets		$12,358,698	$8,240,095

Current liabilities
Trade and other payables	15	$269,335	$201,567
Deferred revenue		54,682	72,004
		324,017	273,571
Non-current liabilities
Borrowings and other financial liabilities	16	4,111,980	13,574
Deferred income tax liabilities		3,335	52,916
Decommissioning obligations	17	101,771	104,421
		4,217,086	170,911
Total liabilities		$4,541,103	$444,482

Equity
Share capital	18	11,432,122	11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive income (loss)	19	2,173	(14)
Deficit		(4,356,067)	(4,473,360)
Equity attributable to owners of Turquoise Hill		8,634,002	8,514,522
Attributable to non-controlling interests	20	(816,407)	(718,909)
Total equity		7,817,595	7,795,613
Total liabilities and equity		$12,358,698	$8,240,095

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2016	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613
Income (loss) for the period	-	-	-	117,293	117,293	(97,498)	19,795
Other comprehensive income for the period	-	-	2,187	-	2,187	-	2,187
Closing balance	$11,432,122	$1,555,774	$2,173	$(4,356,067)	$8,634,002	$(816,407)	$7,817,595

Nine Months Ended September 30, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465
Income (loss) for the period	-	-	-	142,229	142,229	(22,095)	120,134
Other comprehensive income for the period	-	-	204	-	204	-	204
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share options	24	69	-	-	93	-	93
Other decrease in non-controlling interests (Note 20)	-	-	-	-	-	(88,048)	(88,048)
Closing balance	$11,432,084	$1,555,790	$(4,301)	$(4,644,434)	$8,339,139	$(734,791)	$7,604,348

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of additional deposits and processing facilities, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the ability to draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to OT LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the OTFS16 and the 2016 OTTR); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This press release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this press release are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 16 of the MD&A. Such estimates and statements are, in large part, based on the following:

●

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

●

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

●

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

●

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this press release are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.